					Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income from continuing operations	$241,531	$233,415	$253,186	$142,493	$99,479
Joint venture cash distributions	347,782	370,759	176,049	438,041	86,631
Interest	255,523	320,957	325,399	331,439	329,752
Amortization of interest capitalized	37	40	549	305	44
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	21,770	(574)	(1,497)	(1,109)	(2,054)
Amortization of loan costs expensed	16,498	24,564	27,348	22,811	16,695
Portion of rent expense representative of interest	30,033	30,588	29,375	32,522	35,100
Total earnings	$913,174	$979,749	$810,409	$966,502	$565,647

Fixed Charges and Preferred Stock Dividends
Interest	$255,523	$320,957	$325,399	$331,439	$329,752
Interest capitalized	26,020	24,067	31,108	26,676	11,853
Amortization of loan costs expensed	16,498	24,564	27,348	22,811	16,695
Preferred stock dividends	14,950	14,950	14,952	14,952	21,881
Portion of rent expense representative of interest	30,033	30,588	29,375	32,522	35,100
Total fixed charges and Preferred Stock dividends	$343,024	$415,126	$428,182	$428,400	$415,281

Ratio of earnings to combined fixed charges and Preferred Stock dividends	2.66	2.36	1.89	2.26	1.36

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, excluding gains or losses from sale of property, purchase price fair value adjustments, gains and losses on equity investment and the cumulative effect of changes in accounting principles. With respect to SL Green Realty Corp., fixed charges and preferred stock dividends consist of interest expense including the amortization of debt issuance costs, rental expense deemed to represent interest expense and preferred dividends paid on its 7.625% Series C, its 7.875% Series D and its 6.50% Series I cumulative redeemable Preferred Stock.